ANGIE’S LIST, INC.

1030 E. WASHINGTON STREET

INDIANAPOLIS, IN 46202

November 14, 2011

VIA FACSIMILE AND EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Larry Spirgel, Assistant Director

      Reid Hooper, Attorney-Adviser

      Terry French, Accountant Branch Chief

      Sharon Virga, Staff Accountant

Re:	Angie’s List, Inc.

Registration Statement on Form S-1

Filed August 25, 2011

File No. 333-176503

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-176503) (the “Registration Statement”) of Angie’s List, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern time, on November 16, 2011, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell LLP, by calling Martin A. Wellington at (650) 752-2018.

The Company acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

ANGIE’S LIST, INC.

By:	/s/ William S. Oesterle
Name: William S. Oesterle
Title: Chief Executive Officer and Director

cc:	Martin A. Wellington, Davis Polk & Wardwell LLP

Francis S. Currie, Davis Polk & Wardwell LLP